SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-148005

NOTIFICATION OF LATE FILING

☐Form 10-K                                        ☐ Form 11-K                                                      ☐ Form 20-F                                                      ☒  Form 10-Q
☐ Form N-SAR                                        ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K                                                                                                  ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                                  ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Lingerie Fighting Championships, Inc.

Address of principal executive office	6955 North Durango Drive, Suite 1115-129
City, state and zip code	Las Vegas, NV 89149

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarter ended March 31, 2015 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.  Prior to March 31, 2015, the registrant was a shell company.  On March 31, 2015, the registrant acquired all of the capital stock of Lingerie Fighting Championships, Inc. ("LFC") in a transaction accounted for as a reverse acquisition, with LFC being the accounting acquirer, and, in April 2015, LFC was merged with and into the registrant.  As a result, the historical financial statements are the financial statements of LFC, and not the financial statements previously reported by the registrant, then known as Cala Energy Corp.  LFC was organized in July 2014, and, accordingly, had no operations during the quarter ended March 31, 2014.  For the quarter ended March 31, 2015, the registrant will report no revenues and a loss from operations.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Terry Butler, Chief Financial Officer	(702)	527-2942
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                         ☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's report on Form 10-Q for the quarter ended March 31, 2015 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q as a result of the factors described under "Narrative."  Prior to March 31, 2015, the LFC was a private company and did not have the systems in place to enable it to generate the financial statements that are required to be included in the Form 10-Q in a timely manner.  The registrant did not generate any revenue for the quarter March 31 2015, and will report a loss from operations and a net loss.  As of the date of this Notification of Late Filing, the registrant cannot quantify the extent of the net loss.  The registrant's Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Lingerie Fighting Championships, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2015                                                                                    By: /s/ Terry Butler
Name: Terry Butler
Title:   Chief Financial Officer